Exhibit (a)(48)

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
May 17, 2007		tad.hutcheson@airtran.com
678.254.7442
Investor Contacts:
Jennifer Shotwell		Judy Graham-Weaver
Or Alan Miller		judy.graham-weaver@airtran.com
Innisfree M&A Incorporated		678.254.7448
212.750.5833

AIRTRAN HOLDINGS, INC., EXTENDS MIDWEST AIR TENDER OFFER TO JUNE 8, 2007

- 56.6 Percent Outstanding Shares, or More than 13.9 Million Shares, Tendered to Date -

ORLANDO, Fla. (May 17, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, today announced that the company is extending its latest tender offer of $15 per share of Midwest Air Group (Amex: MEH), until June 8, 2007. As of the close of business on May 16, 2007, shareholders have agreed to tender more than 13.9 million shares of Midwest to Galena Acquisition Corp., a wholly owned subsidiary of AirTran, which represents more than 56.6 percent of all outstanding shares of Midwest Air Group.

“We are extremely pleased with the response we are seeing from Midwest’s shareholders, including the largest institutional investors,” said Joe Leonard, AirTran Airways’ chairman and chief executive officer. “Currently valued, based on recent market prices, at nearly $16 per share, our tender offer has been gaining momentum over the last thirty days, even without the mailing of our proxy materials, which will include the latest version of our offer to exchange as filed with the SEC.”

“We view the significant level of tenders to date as a ringing endorsement of the business plan we have put together to drive economic development in the Greater Milwaukee area by adding jobs and increasing flight service out of General Mitchell International Airport. In fact, we would expect Midwest’s management to take this as a serious vote of no-confidence in Midwest’s risky go-it-alone plan and a clear message from Midwest’s shareholders to meet formally with AirTran to discuss the terms of a merger agreement with the goal of combining the two airlines without waiting for the results of our proxy contest.”

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“We are pleased to note that in its cover letter to its shareholder proxy Midwest has called the board of director contest a ‘decision that will affect … the future of Midwest Airlines’ – a choice between the incumbent directors committed to ‘preserving your company’ or candidates backed by AirTran who may ‘try to sell your company.’ We agree with Midwest that the shareholders should decide what they want for their company. Let the shareholders decide and since it has offered that choice, let Midwest respect and act on that choice.”

On April 2, 2007, AirTran increased its buyout offer for Midwest Air Group to $15 per share for all of the Midwest shares, a total of $389 million. The offer, at such valuation, represents a premium of 83 percent over the 30-day average closing price of Midwest common stock prior to when AirTran made its initial proposal. AirTran’s first offer to acquire all of Midwest’s common stock was priced at $11.25 per share on October 20, 2006. The offer, at such valuation, also represents an approximately 65 percent premium over the closing price of Midwest stock on December 12, 2006, the day before AirTran disclosed its initial October 20, 2006, offer. As a result of Midwest management’s continued refusal to take necessary steps to achieve a combination of companies, the original expiration date of the tender offer has been extended to terminate on June 8, 2007.

Midwest shareholders who have questions about how to tender their shares may call AirTran’s Information Agent, Innisfree M&A Incorporated, toll-free at 877-456-3422. (Banks and Brokers may call collect at 212-750-5833).

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with more than 8,600 friendly, professional Crew Members, operates more than 700 daily flights to 56 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class and XM Satellite Radio on every flight. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

Financial and Legal Information

This document relates, in part, to the offer (the “Offer”) by AirTran Holdings, Inc., (“AirTran”) through its wholly-owned subsidiary, Galena Acquisition Corp. (“Galena”), to exchange each issued and outstanding share of common stock and Series A Junior Participating Preferred Stock and associated rights of Midwest Air Group, Inc., a Wisconsin corporation (“Midwest”), (collectively the “Rights” and together, the “Midwest Shares”), for consideration consisting of a combination of cash and common stock, par value $0.001 per share (“AirTran Common Stock”), of AirTran having an aggregate value of $15.00 per share, comprised of $9.00 in cash and 0.5842 of a share of AirTran common stock.

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The Offer currently is scheduled to expire at 12:00 Midnight, New York City time on June 8, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the Offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The Offer is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, or by one or more registered broker or dealers under the laws of such jurisdiction. AirTran also has filed a Registration Statement (No. 333-139917) with the Securities and Exchange Commission on Form S-4 relating to the AirTran common stock to be issued to holders of Midwest shares in the offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the registration statement (the “Prospectus”), and the related Letter of Transmittal, which also are exhibits to the Schedule TO.

AirTran has announced its intent to nominate Messrs. John Albertine, Jeffrey Erickson and Charles Kalmbach for election to the board of directors of Midwest. AirTran has filed a preliminary proxy statement with respect to the proposed transaction and/or nomination of persons for election to the board of directors of Midwest (the “Proxy Statement”). Investors and security holders are urged to read the Registration Statement and the Proxy Statement, as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they contain or will contain important information.

Investors and security holders may obtain a free copy of the Registration Statement, the Schedule TO and the Proxy Statement and amendments and supplements to such respective documents at http://www.sec.gov. The Registration Statement, the Schedule TO and the Proxy Statement and such other documents and amendments and supplements to such respective documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827, or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022.

AirTran and its wholly owned subsidiaries, Galena and AirTran New York, LLC and their respective directors and executive officers and each of Messrs. John Albertine, Jeffrey Erickson And Charles Kalmbach are participants in the solicitation of proxies from the shareholders of Midwest.

Information about the directors and executive officers of AirTran and their ownership of AirTran stock is set forth in the proxy statement for AirTran’s 2007 annual meeting of shareholders. Information about the directors and officers of Galena and the three nominees is set forth in the Preliminary Proxy Statement and, in each case, will be contained in the Proxy Statement to be mailed to the stockholders of Midwest. Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement.

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